August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Re:	The Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-289422)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join with the request of The Bancorp, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that the same will be declared effective at 4:00 p.m., Eastern Time, on August 12, 2025, or as soon as thereafter practicable, or at such other time as the Company or its outside counsel, Morgan, Lewis & Bockius LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the underwriters, have and will, and we have been informed by the participating underwriters that they have complied and will continue to comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

PIPER SANDLER & CO., as representative of the underwriters

By:	/s/ Caspar Bentinck
	Name:	Caspar Bentinck
	Title:	Managing Director